November 13, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
c/o Dale Welcome
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Response to Comment Letter dated October 31, 2018
DowDuPont Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 15, 2018
Definitive Proxy Statement on Schedule 14A
Filed March 16, 2018
Form 8-K filed October 18, 2018
File No. 001-38196

Dear Mr. Welcome:

DowDuPont Inc. acknowledges receipt of the Staff's letter dated October 31, 2018, concerning its Annual Report on Form 10‑K for the year ended December 31, 2017, Definitive Proxy Statement on Schedule 14A, and Form 8-K filed October 18, 2018. We are responding to the Staff's comments in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and our response with respect to each comment:

Defined Terms
"DowDuPont" or the "Company" means DowDuPont Inc. and its consolidated subsidiaries.

"Dow" means The Dow Chemical Company and its consolidated subsidiaries.

"DuPont" means E. I. du Pont de Nemours and Company and its consolidated subsidiaries.

“Corteva, Inc.” means the newly formed holding company for DowDuPont’s agriculture business.

"DowDuPont 2017 10-K" means DowDuPont's Annual Report on Form 10-K for the year ended December 31, 2017.

"DuPont 2017 10-K" means DuPont's Annual Report on Form 10-K for the year ended December 31, 2017.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used, made by the Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the DowDuPont 2017 10-K, Definitive Proxy Statement, and Form 8-K filed October 18, 2018.

"Merger" means effective August 31, 2017, pursuant to the merger of equals transactions contemplated by the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017, Dow and DuPont each merged with subsidiaries of DowDuPont and, as a result, Dow and DuPont became subsidiaries of DowDuPont.

Merger Accounting Summary
For purposes of DowDuPont's financial statement presentation, Dow was determined to be the accounting acquirer in the Merger and DuPont's assets and liabilities were reflected at fair value as of the Merger. In connection with the Merger and the related acquirer accounting determination, DuPont elected to apply push-down accounting and reflected in its separate financial statements the fair value of its assets and liabilities. Conversely, the assets and liabilities of Dow, as the acquirer, remained at historical cost.

Comments and Responses
Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

1.
We note your response to comment 6 of our letter dated September 26, 2018. On page six, you state each component of target pay benchmarked to median of either the peer group or the general market. Please note that the term benchmarking includes using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision. Please see Question 118.05 of Compliance and Disclosure Interpretations for Regulation S-K. To the extent you engaged in benchmarking, for each applicable component of your compensation program, please identify the benchmark and disclose where actual compensation fell within the targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. Please see Item 402(b)(l)(v) and (b)(2)(xiv) of Regulation S-K.

DOWDUPONT'S RESPONSE
The Company acknowledges the Staff’s comment and respectfully submits that its disclosure satisfied the requirements of Item 402(b)(1)(v), which requires that the CD&A describe “[h]ow the registrant determines the amount (and, where applicable, the formula) for each element to pay,” and Item 402(b)(2)(xiv), which provides that, depending upon the facts and circumstances, it may be appropriate for the CD&A to include information regarding “[w]hether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).” C&DI 118.05 elaborates on this latter provision and provides further that such benchmarking disclosure is not required in “a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.”

The Company described its use of “benchmarking” in the Definitive Proxy Statement-though, as noted there, some of that disclosure related to the use of general industry market data, which the C&DI makes clear is not benchmarking within the meaning of Item 402(b)(xiv). For example, the Definitive Proxy Statement noted at Page ix that target pay was benchmarked to the median of “either the peer group or the general market, as applicable.” More specifically, among other disclosure in the CD&A, the Company described the peer group for each of Dow (at Page 49) and DuPont (at Page 50) and noted:
- at Page 48 that: “Dow targeted the median of the Survey Peer Group for all compensation elements in order to attract, motivate, develop and retain top level executive talent. Annual Performance Award targets and long-term incentive grants reflected market median values while actual payouts were dependent on performance.”
- at Page 49 that “DuPont assessed compensation primarily against published compensation surveys,” that peer group data was a “secondary data point” and that, because of the smaller number of companies in the peer group, “DuPont used market survey information as the primary source of competitive data.”
- at Page 34 that base pay for each of Dow and DuPont was targeted to the median of the peer group or general industry market data, as applicable.

The Definitive Proxy Statement then described, in considerable detail, the design of the respective Dow and DuPont annual and long-term incentive programs for 2017 (at Pages 38-41 and 43-45 respectively)-including threshold, target and maximum performance levels-and, for the annual incentive programs, the actual results thereof for 2017 and the resulting actual payment amounts (at Page 39 in the case of Dow and at Page 42 in the case of DuPont).

Accordingly, the Company respectfully submits that its disclosure satisfied the requirements of Items 402(b)(1)(v) and 402(b)(2)(xiv) and that, to [and even beyond] the extent required, the disclosure identified applicable benchmarks, disclosed where actual compensation fell within targeted parameters, and, to the extent actual compensation was outside the targeted range, explained why, all as requested in your October 31 letter. The Company will provide additional information about benchmarking-including a description of the development and use of an integrated DowDuPont peer group for 2018-in its 2019 proxy statement to the extent it believes such information is required by the applicable disclosure rules or otherwise appropriate and useful to investors.

Form 8-K filed on October 18, 2018

Item 8.01 - Other Events, page 1

2.
We note your disclosure that on October 18, 2018, DuPont, a subsidiary of DowDuPont, announced that it would recognize non-cash impairment charges associated with DuPont's agriculture reporting unit in the quarter ended September 30, 2018, of $4.5 billion for goodwill and $0.1 billion for other assets. We also note your disclosure that DowDuPont's results of operations and financial statements for the quarter ended September 30, 2018, will not be impacted by DuPont's expected $4.5 billion goodwill impairment charge, as the fair value of DowDuPont's agriculture reporting unit continues to exceed its carrying value at September 30, 2018. Please address the following:

•
Tell us the significant assumptions DuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018 and more fully explain the facts and circumstances that resulted in these impairments being recorded during the current interim period;

DOWDUPONT'S RESPONSE
As noted in Note 12 to the interim Consolidated Financial Statements in DuPont's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, as filed on November 2, 2018, the Company assembled updated cash flow projections in connection with strategic business reviews that were conducted during the third quarter. The revised cash flow projections of DuPont's agriculture reporting unit assessed and quantified the impacts of developing market conditions, events and circumstances that have evolved throughout 2018, resulting in a reduction in the forecasts of sales and profitability as compared to prior forecasts. The reduction in cash flow projections was principally driven by lower growth in sales and margins in North America and Latin America and unfavorable currency impacts related to the Brazilian real. The lower growth expectation is driven by reduced planted area, an expected unfavorable shift to soybeans from corn in Latin America, and delays in expected product registrations. In addition, decreases in commodity prices and higher than anticipated industry grain inventories are expected to impact farmers’ income and buying choices resulting in shifts to lower technologies and pricing pressure. DuPont considered the combination of these factors and the resulting reduction in its forecasted projections for the agriculture reporting unit and determined it was more likely than not that the fair value of the agriculture reporting unit was less than the carrying value, thus requiring the performance of an updated goodwill and intangible asset impairment analysis for the agriculture reporting unit as of September 30, 2018.

DuPont performed an interim impairment analysis for its agriculture reporting unit using a discounted cash flow model (a form of the income approach), utilizing Level 3 unobservable inputs. DuPont’s significant estimates in this analysis include, but are not limited to, future cash flow projections, Merger-related cost and growth synergies, the weighted average cost of capital, the terminal growth rate, and the tax rate. DuPont believes the current assumptions and estimates utilized are both reasonable and appropriate. The key assumption driving the change in fair value was the lower financial projections discussed above. DuPont’s estimates of future cash flows are based on current regulatory and economic climates, recent operating results, and planned business strategy. Based on the analysis performed, DuPont determined that the carrying amount of its agriculture reporting unit exceeded its fair value resulting in a pretax, non-cash goodwill impairment charge of $4,503 million in the third quarter of 2018.

In reviewing the indefinite-lived intangible assets, DuPont also determined that the fair value of certain IPR&D assets had declined as a result of delays in timing of commercialization and increases to expected R&D costs. DuPont performed an analysis of the fair value using the relief from royalty method (a form of the income approach) using Level 3 inputs within the fair value hierarchy. The key assumptions used in the calculation included projected revenue, royalty rates and discount rates. As a result, DuPont recorded a pretax, non-cash intangible asset impairment charge of $85 million.

•
Tell us the significant assumptions DowDuPont used to determine the estimated fair value of its agriculture reporting unit during the quarter ended September 30, 2018 and more fully explain the differences between the agriculture reporting units of DowDuPont and DuPont;

DOWDUPONT'S RESPONSE
Given the impairment at the DuPont subsidiary, the Company performed an interim impairment test for the Agriculture reporting unit at the DowDuPont level using a discounted cash flow model. The Company’s significant estimates in this analysis include, but are not limited to, future cash flow projections, Merger-related cost and growth synergies, the weighted average cost of capital, the terminal growth rate, and the tax rate. The future cash flow projections of the DowDuPont Agriculture reporting unit reflect the impacts of the developing market conditions, events and circumstances discussed above.

The Agriculture reporting unit for the Company consists of the legacy agriculture business of Dow and the acquired agricultural business of DuPont and is organized and operated under a single management team. This contrasts with the agriculture reporting unit at the DuPont subsidiary, which consists of only the legacy DuPont agriculture business, stepped up to its acquisition date fair value, that resides within the legal entities of DuPont. The resulting difference in the unit of account between the parent (DowDuPont) and the subsidiary (DuPont) and the fact that only the net assets of DuPont were reflected at fair value in conjunction with the Merger are the principal drivers of the separate impairment assessments yielding different results.

•	Tell us the amount or percent by which the estimated fair value of DowDuPont's agriculture reporting unit exceeded its carrying value at September 30, 2018; and

DOWDUPONT'S RESPONSE
As discussed in the Other Matters section in DowDuPont's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, as filed on November 2, 2018, based on the analysis performed at the DowDuPont level, the fair value of the Agriculture reporting unit exceeded its carrying value by more than ten percent.

•	Explain if and how the impairments recorded by DuPont will be reflected in DowDuPont's financial statements either before or after the intended spin-off of the Agriculture Division.

DOWDUPONT'S RESPONSE
As noted above, the Company’s assessment of goodwill and any potential loss on impairment is performed at the consolidated DowDuPont level separate from the assessment and loss recognized at the DuPont level. It was determined that there was no impairment of goodwill at the Company's consolidated level. However, consistent with the disclosure in Note 10 to the interim Consolidated Financial Statements in DowDuPont’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, as filed on November 2, 2018, the $0.1 billion impairment related to IPR&D assets has been reflected at the DowDuPont level as the related unit of account in accordance with Accounting Standards Codification (“ASC”) 350, “Intangibles - Goodwill and Other” is the same for the Company and DuPont for these assets.

Upon the Company’s distribution of the Corteva, Inc. shares to its shareholders, the applicable net assets, including the Agriculture reporting unit’s goodwill, will be removed from the Company’s balance sheet through a reduction of equity in accordance with ASC 505, “Equity” (“ASC 505”). As such, the goodwill impairment recorded by DuPont will not have an impact to the Company’s financial statements, either before or after the intended spin-off of the Agriculture Division.

We trust that the foregoing responses satisfactorily address the Staff's comments. If you have questions, please feel free to contact either Jeanmarie Desmond by telephone at (302) 999-4476 or by e-mail at jeanmarie.f.desmond@dupont.com or Ron Edmonds by telephone at (989) 636-5018 or by e-mail at ronedmonds@dow.com.

Best regards,

/s/ JEANMARIE F. DESMOND	/s/ RONALD C. EDMONDS
Jeanmarie F. Desmond	Ronald C. Edmonds
Co-Controller, Wilmington, Delaware	Co-Controller, Midland, Michigan

cc:	Anne McConnell, Division of Corporation Finance
Sergio Chinos, Division of Corporate Finance
Jay Ingram, Division of Corporate Finance

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